Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

January 17, 2007

WELLS FARGO & COMPANY

$2,250,000,000 Floating Rate Notes Due January 24, 2012

Issuer:	Wells Fargo & Company

Title of Securities:	Floating Rate Notes Due January 24, 2012

Note Type:	Senior unsecured

Trade Date:	January 17, 2007

Settlement Date (T+5):	January 24, 2007

Maturity Date:	January 24, 2012

Aggregate Principal Amount Offered:	$2,250,000,000

Price to Public (Issue Price):	100%, plus accrued interest, if any, from January 24, 2007

Underwriting Discount (Gross Spread):	0.20%

All-in Price (Net of Underwriting Discount):	99.80%

Net Proceeds:	$2,245,500,000

Benchmark:	Three-month LIBOR

Spread to Benchmark:	+9 basis points

Interest Rate:	LIBOR Reuters LIBOR01 plus 0.09%

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Interest Reset Dates:	January 24, April 24, July 24 and October 24, commencing April 24, 2007

Interest Payment Dates:	January 24, April 24, July 24 and October 24, commencing April 24, 2007, and at maturity

Initial Interest Rate:	LIBOR Reuters LIBOR01 plus 0.09%, determined on the second London banking day prior to January 24, 2007

Listing:	None

Bookrunners (42% each):	Bear, Stearns & Co. Inc.
Morgan Stanley & Co. Incorporated

Co-Managers:	Wells Fargo Brokerage Services, LLC (10%)
Blaylock & Company, Inc. (1.5%)
CastleOak Securities, L.P. (1.5%)
Loop Capital Markets, LLC (1.5%)
The Williams Capital Group, L.P. (1.5%)

Underwriting:	The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Bear, Stearns & Co. Inc. toll-free at 1-866-803-9204 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.